:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

SEC File Number: 0-20971

CUSIP Number: 280358 10 2

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Edgewater Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20 Harvard Mill Square
Address of Principal Executive Office (Street and Number)

Wakefield, MA 01880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in a press release dated July 30, 2008 related to our preliminary financial results for the quarterly period ended June 30, 2008, the Company disclosed that it was in the process of performing an interim impairment test of our goodwill and other intangible assets in order to determine if these assets were impaired.

Although we completed a similar review in December of 2007, without any impairment, the current review is being conducted as we determined that we had an interim triggering event in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” The first stage of the Company’s assessment of goodwill involved a comparison of the fair value of the Company’s single reporting unit to its carrying value. Based upon the results of this assessment, we have concluded that an impairment of the carrying value of our goodwill and other intangible assets does exist.

While the Company has identified that an impairment does exist, in order to determine the amount of the impairment, the Company must finalize its analysis in comparing the fair value of the reporting unit goodwill with the actual carrying amount of the goodwill.

Accordingly, the Company could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”) due to delay in compiling and analyzing information related to the Company’s estimated impairment charge and the related disclosures required to be included our Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities & Exchange Act of 1934, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Kevin R. Rhodes	(781)	213-9839
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes ☒ No ☐

If answer is no, identify report(s).

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 30, 2008, the Company issued a press release announcing preliminary financial results for the three and six months ended June 30, 2008. A copy of the press release is furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 30, 2008.

The Company’s preliminary results for the fiscal quarter ended June 30, 2008, subject to completion of its impairment review process, reported total revenue of $19.6 million, an increase of 5.6% from the fiscal quarter ended June 30, 2007. Service revenue, which excludes software sales and reimbursable expenses, increased 10.8% to $18.1 million compared to $16.4 million during the second quarter of 2007. The comparative 2008 quarterly increases in service revenue was favorably impacted by the additive effects of our 2007 CPM-related acquisitions, which include the Vertical Pitch Acquisition, Lynx Acquisition and Alecian Acquisition and by the year-over-year organic growth within our Corporate Performance Management service offering. Gross profit of $7.6 million for the second quarter of fiscal 2008 was consistent with the same period of the prior year. Gross profit was 39.0% of total revenue for the second quarter of 2008 compared to 41.9% of total revenue during the second quarter of 2007. Operating income for the second quarter of 2008 was $0.3 million compared to operating income of $1.4 million during the second quarter of 2007. The current quarter decrease in operating income is attributable to the comparative increase in selling, general and administrative expenses and lower billable consultant utilization, which reduced overall gross profit margins for our business. Cash flow provided by operating activities amounted to $3.6 million compared to cash flow provided by operating activities of $2.8 million during the second quarter of 2007.

Until the procedures referred to in Part III of this form are completed, the Company cannot make a reasonable estimate of its net income (loss) or earnings (loss) per share for the fiscal quarter ended June 30, 2008.

Edgewater Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Dated: August 11, 2008	By:	/s/ Kevin R. Rhodes
	Name:	Kevin R. Rhodes
	Title:	Chief Financial Officer (Principal Financial Officer)